LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

04024223

16 March 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 08 2004
181
WASH. D.C.

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of General Announcement dated 12 March 2004, Re: Lion Industries Corporation Berhad - Second deferment of the redemption date of the 41,613,000 redeemable preference shares in Likom Computer System Sdn Bhd held by LICB from 28 December 2003 to 28 June 2005 for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
APR 15 2004
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 4/14

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

SECOND DEFERMENT OF THE REDEMPTION DATE OF THE 41,613,000 REDEEMABLE PREFERENCE SHARES IN LIKOM COMPUTER SYSTEM SDN BHD HELD BY LICB FROM 28 DECEMBER 2003 TO 28 JUNE 2005

* **Contents :-**

1. INTRODUCTION

Pursuant to a deferment agreement dated 29 January 2003 made between Likom Computer System Sdn Bhd ("LCS") and LICB ("Deferment Agreement"), the redemption date for the RM43,613,000 redeemable preference shares of RM0.01 each in LCS ("RPS") at a premium of RM0.99 per RPS held by LICB was deferred to 28 December 2003 ("First Deferment").

On 26 December 2003, LCS partially redeemed RM2 million of the RM43,613,000 RPS.

The Board of Directors of LICB wishes to announce that the Company had on 12 March 2004 entered into an agreement with LCS to defer the redemption date for the remaining RM41,613,000 RPS held by LICB from 28 December 2003 to 28 June 2005 ("Second Deferment").

2. DETAILS OF THE SECOND DEFERMENT

In consideration of the Second Deferment, LCS has agreed to charge RM15.29 million nominal value Lion Diversified Holdings Berhad ("LDHB") irredeemable convertible unsecured loan stocks ("LDHB ICULS") and 11.17 million new LDHB shares of RM0.50 each to be issued at RM0.86 per share as additional security ("LDHB Shares") (collectively the "Additional Securities").

It was also agreed that RM1.05 million of the total of approximately RM1.22 million in the designated escrow account as at 28 February 2004 (the balance RM171,144.56 will be retained in the

LION INDUSTRIES CORPORATION BERHAD (415-D)

designated escrow account for the purposes of paying maintenance charges for the landed properties), arising from the disposal of the properties charged in favour of LICB as security pursuant to the First Deferment, be utilised to part-pay the deferment compensation.

Set out in Table I are the salient terms of the First Deferment compared with the Second Deferment.

In the event the LDHB ICULS and LDHB Shares are not available or the Additional Securities cannot be perfected by 30 April 2004 or such other later date as may be agreed between the parties, this Second Deferment shall lapse and LCS shall pay and cause to be paid to LICB immediately all the monies due under the Deferment Agreement and security documents dated 29 January 2003.

3. FINANCIAL EFFECTS

i) Share Capital

There will be no effect on the issued and paid-up capital of LICB as the Second Deferment does not involve the issuance of new LICB shares.

ii) Earnings

The Second Deferment is not expected to have any material impact on the earnings of the LICB Group for the financial year ending 30 June 2004.

iii) Net Tangible Assets ("NTA")

On a proforma basis, the Second Deferment will not have any material impact on the NTA of the LICB Group based on the audited consolidated balance sheet as at 30 June 2003.

4. CONDITIONS OF THE SECOND DEFERMENT

The Second Deferment is conditional upon the said issuance of the LDHB ICULS and LDHB Shares and the same being charged to LICB by 30 April 2004 or such other later date as may be agreed between the parties failing which the Second Deferment shall lapse.

5. DIRECTORS' INTERESTS

The following Directors do not consider themselves independent for the purpose of considering the Second Deferment ("Interested Directors"):

i) Datuk Cheng Yong Kim is a substantial shareholder of the Company and Amble Bond Sdn Bhd, the holding company of LCS.

ii) Cheng Yong Liang is the brother of Datuk Cheng Yong Kim. Both Datuk Cheng Yong Kim and Cheng Yong Liang are nephews of Tan Sri William Cheng Heng Jem ("TSWC"), a substantial shareholder of the Company and Amble Bond Sdn Bhd.

iii) Heah Sieu Lay is an employee of Lion Subang Parade Sdn Bhd, a company wherein TSWC and Datuk Cheng Yong Kim are substantial shareholders via their shareholdings in LDHB, a subsidiary of LICB.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

iv) Dato' Kamaruddin @ Abas bin Nordin is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company wherein TSWC and Datuk Cheng Yong Kim are substantial shareholders via their substantial shareholdings in LICB.

Save as disclosed above, none of the other Directors of LICB has any interest, direct or indirect, in the Second Deferment.

6. DIRECTORS' RECOMMENDATION

The Directors of LICB (with the exception of the Interested Directors) having taken into consideration all aspects of the Second Deferment, are of the opinion that the Second Deferment is fair and reasonable and is in the best interest of LICB.

7. TIME FRAME

Barring any unforseen circumstances, the redemption of the RPS is expected to be completed by the second quarter of 2005.

8. DOCUMENTS FOR INSPECTION

A copy of the Second Deferment Agreement in respect of the Second Deferment is available for inspection at the registered office of LICB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Mondays to Fridays (except on Public Holidays) during business hours from 9.00 am to 5.00 pm for a period of fourteen (14) days from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I

First Deferment		Second Deferment	
Redemption Date: 28/12/2003		Redemption Date: 28/6/2005	
Securities for the First Deferment:		Securities for the Second Deferment:	
1	175,000 ordinary shares of RM1.00 each fully paid-up in the capital of Ributasi Holdings Sdn Bhd ("Ributasi shares") representing 35% of its issued and paid-up capital with a value of RM51.44 million based on the audited NTA of RM146.98 million as at 30 June 2002.	1	175,000 ordinary shares of RM1.00 each fully paid-up in the capital of Ributasi Holdings Sdn Bhd representing 35% of its issued and paid-up capital with a value of RM52.74 million based on the audited NTA of RM150.70 million as at 30 June 2003.
2	Landed properties of a value not less than RM10 million which were valued by Messrs Khong & Jaafar, an independent professional valuer.	2	Remaining landed properties of a value not less than RM10 million, which were valued by Messrs Khong & Jaafar, an independent professional valuer.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

12 MAR 2004

3	Charging of an escrow account in favour of LICB into which any benefits or entitlements arising from the Ributasi shares and/or landed properties shall be deposited.	3	Charging of an escrow account in favour of LICB into which any benefits or entitlements arising from the Ributasi shares, landed properties and/or LDHB ICULS and LDHB Shares shall be deposited.
4	Part payment of the deferment compensation amounting to RM2,665,845.00 representing half of the deferment compensation, (the deferment compensation is computed at 1.75% above the base lending rate of Malayan Banking Berhad ("MBB") ("MBB BLR") (6.4% per annum) from 29 June 2001 up to 28 December 2002 amounting to a total of RM5,331,689.25). Interest shall accrue on the sum of RM46.279 million calculated at the rate of 1.75% per annum above MBB BLR prevailing as at the date of redemption of the RPS less any aggregate cumulative dividend declared and paid by LCS commencing from 29 December 2002 until 28 December 2003; such payment to be made on the date of the redemption of the RPS and the satisfaction of all the other half of the deferment compensation of RM2,665,845.00.	4	Interest shall accrue on the sum of RM47.865 million (based on the RPS value of RM43.613 million plus the deferment compensation of RM2.665 million plus the interest accrued on the above sums from 29 December 2002 to 28 December 2003 computed at 1.75% above MBB BLR (i.e. 6.0% per annum as at 28 December 2003) of RM3.587 million, less the partial redemption sum of RM2 million) calculated at the rate of 1.75% per annum above MBB BLR prevailing as at the date of redemption of the RPS less any aggregate cumulative dividend declared and paid by LCS commencing from 29 December 2003 until 28 June 2005 being the date of redemption of the RPS and/or the payment of the deferment compensation.
5	Amble Bond Sdn Bhd ("Amble Bond")'s undertaking in favour of LICB to cause the redemption of the RPS by the settlement of RM43,613,000 ("Initial Redemption Sum") by LCS and deferment compensation on or before 28 December 2003.	5	Amble Bond's undertaking in favour of LICB to cause the redemption of the remaining RPS by the settlement of RM41,613,000 ("Remaining Redemption Sum") by LCS and the deferment compensation on or before 28 June 2005.
6	Guarantee by Tan Sri William Cheng Heng Jem ("TSWC") will remain valid and binding until the Initial Redemption Sum and the deferment compensation are fully settled by 28 December 2003.	6	Guarantee by TSWC will remain valid and binding until the Remaining Redemption Sum and the deferment compensation are fully settled by 28 June 2005.
		7	Charge on RM15.29 million nominal value LDHB ICULS and 11.17 million LDHB Shares upon issuance.

LION DIVERSIFIED HOLDINGS CORPORATION BERHAD (415-D)

....

Secretary

1 2 MAR 2004